                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           CONSUMER DIRECT OF AMERICA
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    21049V209
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Blair A. West
                      c/o Crusader Capital Partners II, LLC
                           230 Park Avenue, Suite 1000
                            New York, New York 10169
                                 (212) 472-6200
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 8, 2006
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 11

                                  SCHEDULE 13D

CUSIP NO. 21049V209
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Crusader Capital Partners II, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E) / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER
NUMBER OF                14,124,150
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8        SHARED VOTING POWER
OWNED BY                 0
EACH            ----------------------------------------------------------------
REPORTING       9        SOLE DISPOSITIVE POWER
PERSON                   14,124,150
WITH            ----------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,124,150
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      38.21%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 11

                                  SCHEDULE 13D

CUSIP NO. 21049V209
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Crusader Capital Partners I, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E) / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER
                         340,000
NUMBER OF       ----------------------------------------------------------------
SHARES          8        SHARED VOTING POWER
BENEFICIALLY             0
OWNED BY        ----------------------------------------------------------------
EACH            9        SOLE DISPOSITIVE POWER
REPORTING                340,000
PERSON          ----------------------------------------------------------------
WITH            10       SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      340,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES* //
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .92%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 11

                                  SCHEDULE 13D

CUSIP NO. 21049V209
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Crusader Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E) / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER
                         897,312
NUMBER OF       ----------------------------------------------------------------
SHARES          8        SHARED VOTING POWER
BENEFICIALLY             0
OWNED BY        ----------------------------------------------------------------
EACH            9        SOLE DISPOSITIVE POWER
REPORTING                897,312
PERSON          ----------------------------------------------------------------
WITH            10       SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      897,312
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES* //
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.43%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 11

                                  SCHEDULE 13D

CUSIP NO. 21049V209
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Crusader Investments, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E) / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER

                         0
                ----------------------------------------------------------------
                8        SHARED VOTING POWER

                         15,361,462
                ----------------------------------------------------------------
                9        SOLE DISPOSITIVE POWER
                         0
                ----------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER
                         15,361,462
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,361,462
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES* /X/
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      41.56%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 11

          This Amendment No. 1 amends the Schedule 13D filed by Crusader Capital
          Partners II, LLC and the other Reporting Persons with respect to the
          Common Stock. $0.001 par value per share ("Common Stock") of Consumer
          Direct of America, a Nevada corporation.

ITEM 1.   SECURITY AND ISSUER This statement relates to the Common Stock,
          $0.001 par value ("Common Stock") of Consumer Direct of America, a
          Nevada corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are presently located at 6630 S.
          Sandhill Road, Las Vegas, Nevada 89107.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This statement is being filed jointly by (i) Crusader Capital
          Partners II, LLC, a New York limited liability company("Crusader
          Capital Fund") with respect to shares beneficially owned by it; (ii)
          Crusader Capital Partners I, LLC, a New York limited liability company
          ("Crusader Fund I") with respect to shares beneficially owned by it;
          (iii) Crusader Capital, LLC, a New York limited liability company and manager of Crusader Capital Fund and Crusader Fund I ("Crusader
          Capital Manager"), with respect to shares beneficially owned by
          Crusader Capital Fund and Crusader Fund I; and (iv) Crusader
          Investments with respect to shares beneficially owned by Crusader
          Capital Fund and Crusader Fund I. Crusader Capital Fund, Crusader Fund
          I, Crusader Capital and Crusader Investments are referred to collectively as the "Reporting Persons." Crusader Capital is the
          manager of Crusader Capital Fund and Crusader Fund I. Crusader
          Investments is the manager of Crusader Capital.

          (b) The address of the principal business of each of the Reporting
          Persons is 230 Park Avenue, Suite 1000, New York, New York 10169.

          (c) The principal business of Crusader Capital Fund, Crusader Fund I,
          Crusader Capital and Crusader Investments is investment management.

          (d) None of the Reporting Persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

          On March 8, 2006 the Reporting Persons issued a press release in which they stated that they plan to call a special meeting of stockholders of the Company to remove the existing directors of the Company and appoint directors nominated by them. A copy of the press release is attached hereto as Exhibit 4 and is fully incorporated herein by reference.

          As of the date of this Amendment, except as set forth above and in this Schedule 13D, none of the Reporting Persons has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of

                                                                    Page 7 of 11

          Schedule 13D.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) Crusader Capital Fund is the direct beneficial owner of 14,124,150 shares of the Common Stock. Such shares represent approximately 38.21%
          of the outstanding Common Stock, based upon the 36,960,650 shares of the Common Stock outstanding as reported by the Company in the
          Company's Form 10-Q filed for the fiscal quarter ended September 30,
          2005. Crusader Capital owns 897,312 shares of Common Stock representing 2.43% of the outstanding shares. Crusader Fund I owns
          340,000 shares of Common Stock, representing .92% of the outstanding shares. By virtue of the relationships described under Item 2 of this
          Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of the Common Stock directly beneficially owned by Crusader Capital Fund. Each of the other Reporting Persons, however, disclaims such beneficial ownership of such shares.

          (b) Each of Crusader Capital Fund and Crusader Fund I, acting through its manager Crusader Capital, which in turn acts through Crusader
          Investments, its manager, has the sole power to vote or direct the vote, and to dispose or direct the disposition of the shares of Common
          Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting
          Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by Crusader Capital Fund and
          Crusader Fund I.

          (c) No shares of the Common Stock were purchased by the Reporting
          Persons during the last 60 days.

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 4 - Press Release

                                                                    Page 8 of 11

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2006                      CRUSADER CAPITAL PARTNERS II, LLC

                                           By:      CRUSADER CAPITAL, LLC
                                                    Its Manager

                                           By:      CRUSADER INVESTMENTS, LLC
                                                    Its Manager

                                           By:      /s/ Blair A. West
                                                    ----------------------------
                                           Name:    Blair A. West
                                           Title:   Manager

                                           CRUSADER CAPITAL PARTNERS I, LLC

                                           By:      CRUSADER CAPITAL, LLC
                                                    Its Manager

                                           By:      CRUSADER INVESTMENTS, LLC
                                                    Its Manager

                                           By:      /s/ Blair A. West
                                                    ----------------------------
                                           Name:    Blair A. West
                                           Title:   Manager

                                           CRUSADER CAPITAL, LLC

                                           By:      CRUSADER INVESTMENTS, LLC
                                                    Its Manager

                                           By:      /s/ Blair A. West
                                                    ----------------------------
                                           Name:    Blair A. West
                                           Title:   Manager

                                                                    Page 9 of 11

                                                    CRUSADER INVESTMENTS, LLC

                                                    By:      /s/ Blair A. West
                                                    ----------------------------
                                                    Name:  Blair A. West
                                                    Title:    Manager

                                                                   Page 10 of 11

                                  EXHIBIT INDEX
                                  -------------

Exhibit 4       Press Release